AXA EQUITABLE LIFE INSURANCE COMPANY

MANAGED ACCOUNT ENDORSEMENT

This Endorsement is a part of your Contract/Certificate and is effective upon receipt. In this Endorsement reference to “Contract” will also include “Certificate”.

This Endorsement is offered only under the terms of one of the following types of employer-sponsored plans, where the Plan permits: 403(b) plans (we refer to the Contracts as “Tax Sheltered Annuities” or “TSA Contracts”); 457(b) plans sponsored by governmental employers (we refer to the Contracts as “Employee Deferred Compensation” or “EDC Contracts”); and 401(a) plans without a 401(k) feature (we refer to the Contracts as “401(a) Contracts”).

In this Endorsement, “we,” “our” and “us” mean AXA Equitable Life Insurance Company (“AXA Equitable”).

The following Section is added to the Contract at the end of the Part, “Charges”

SECTION: OTHER SERVICES AND CHARGES

Based on instructions from the Employer and/or the Participant, AXA Equitable will deduct charges from the annuity account value, except for any amounts in the Personal Income Benefit variable investment options, if applicable. This charge will be for services, including investment services, provided by a Party other than AXA Equitable or its affiliates, which are related to this Contract and elected by either the Employer or Participant, in a manner agreed upon by AXA Equitable and the Employer and/or Participant. The charge will be agreed upon by the Participant and the third Party.

AXA EQUITABLE LIFE INSURANCE COMPANY
1290 Avenue of the Americas, New York, N.Y. 10104

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer ]	Karen Field Hazin, Vice President Secretary and Associate General Counsel ]

2013EQVMA-900/901